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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549



                                SCHEDULE 13D/A
                                ==============
                              (Amendment No. 4)
                  Under the Securities Exchange Act of 1934*

                                  MESA INC.
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                              (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                 590911 10 3
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                                (CUSIP Number)

                                Boone Pickens
                        2001 Ross Avenue, Suite 2600
                             Dallas, Texas  75201
                                (214) 969-2200
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               March 10, 1994
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 590911 10 3

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     (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
          above Persons

          BOONE PICKENS
          ###-##-####
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     (2)  Check the Appropriate Box if a Member of a Group

          (a).................................................  _____
          (b).................................................  _____
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     (3)  SEC Use Only


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     (4)  Source of Funds

               PF, 00
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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)
                                                                    X
                                                                  -----
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     (6)  Citizenship or Place of Organization

          United States Citizen
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 Number of    (7)  Sole Voting Power            3,090,126 Shares
Shares Bene-  --------------------------------------------------------------
 ficially     (8)  Shared Voting Power              -0-
 Owned by     --------------------------------------------------------------
Each Report-  (9)  Sole Dispositive Power       3,090,126 Shares
ing Person    --------------------------------------------------------------
   With      (10)  Shares Dispositive Power         -0-
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    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

               3,090,126 Shares
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    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    X
                                                                  -----
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    (13)  Percent of Class Represented by Amount in Row (11)

               6.4%
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    (14)  Type of Reporting Person (See Instructions)  IN

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
     Boone Pickens, an individual residing in Dallas County, Texas, hereby amends and supplements his Statement on Schedule 13D as originally filed on November 11, 1992 and as amended through Amendment No. 3 thereto filed January 10, 1994 (as amended, the "Original Statement"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of MESA Inc., a Texas corporation ("Mesa").

Item 4.  Purpose of Transaction.
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     Item 4 of the Original Statement is hereby supplemented as follows:

     On March 11, 1994, Mesa filed a Registration Statement with the SEC relating to 23 million shares of Common Stock for sale in a public offering (the "Offering"). Mr. Pickens has engaged in discussions with Mesa and the managing underwriters for the Offering about an arrangement whereby Mr. Pickens, Fayez S. Sarofim and John L. Cox would purchase Common Stock in the Offering. These discussions contemplate that Mr. Pickens, Mr. Sarofim and Mr. Cox would each purchase 1,000,000 shares of Common Stock in the Offering at the initial public offering price in the Offering. Mr. Sarofim, who controls an NASD member firm, will purchase such shares only if the purchase would comply with the rules of the NASD respecting"hot issues."

     Mr. Sarofim is the chairman of Fayez Sarofim & Co., an investment advisory firm, and is a director of Mesa. Mr. Sarofim is currently the beneficial owner of 400,000 shares of Common Stock. Mr. Cox is an independent oil and gas producer in Midland, Texas. Mr. Cox is currently the beneficial owner of 25,000 shares of Common Stock.

     Based upon his discussions to date, Mr. Pickens would expect to finance the entire purchase price of his acquisition of Common Stock in the Offering with the proceeds of loans in equal amounts from Mr. Sarofim and Mr. Cox. The discussions have contemplated that these loans would be unsecured and would have a two-year maturity.

     It is currently expected that Mesa and its directors (including Mr. Pickens and Mr. Sarofim) and executive officers will agree not to dispose of any shares of Common Stock for a period of 120 days after the date of the final prospectus for the Offering without the prior consent of the managing underwriters. The discussions have contemplated that Mr. Cox would enter into a similar agreement with the underwriters.

     Mr. Pickens has not yet entered into any agreement with Mr. Sarofim or Mr. Cox relating to shares of Common Stock, and there can be no assurance that the Offering or the transactions described in this Amendment will be consummated or that they will be consummated on the terms described. If Mr. Pickens enters into an agreement relating to Common Stock with Mr. Sarofim and/or Mr. Cox, a group consisting of Mr. Pickens and such other person or persons may be deemed to be formed pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended. Such a group, if formed, would relate to the acquisition of shares as described above. There are no further agreements, arrangements or understandings contemplated between or among Messrs. Pickens, Sarofim and Cox relating to holding, voting or disposing of shares (except insofar as their separate agreements with the underwriters regarding the 120-day restrictions on sales of Common Stock described above may be deemed to constitute such an agreement). Mr. Pickens disclaims the existence of any group with Mr. Sarofim and/or Mr. Cox and disclaims beneficial ownership of any Common Stock owned, or to be acquired in the Offering by, Mr. Sarofim or Mr. Cox.

     Mr. Pickens used $340,625 of personal funds (exclusive of commissions) to acquire the 50,000 shares of Common Stock referred to in the table set forth in Item 5 below.

Item 5.  Interest in Securities of the Issuer.
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     Item 5 of the Original Statement is hereby supplemented as follows:

     The information set forth in Item 4 of this Amendment is incorporated by herein by reference.

     As of January 15, 1994, Mr. Pickens beneficially owns an aggregate of 3,090,126 shares of Common Stock (approximately 6.4% of the 48,402,115 shares of Common Stock deemed to be outstanding, including the 640,000 shares Mr. Pickens has the right to acquire within sixty days pursuant to his employee stock options). Except as set forth on the table below, Mr. Pickens has not engaged in any transactions in Common Stock during the past sixty days. The following table sets forth certain information regarding shares of Common Stock purchased by Mr. Pickens since the date of Amendment No. 2 to the Original Statement.

                                              Number of
           Date                           Shares Purchased   Price Per Share
     -----------------                    ----------------   ---------------

     January 14, 1994.....................     25,000             $6.875
     January 25, 1994.....................     25,000              6.75

     The foregoing purchases were effected in open market transactions on the New York Stock Exchange. The price paid as referred to above excludes commissions.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
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     Item 6 of the Original Statement is hereby supplemented as follows:

     The information set forth in Item 4 of this Amendment is incorporated herein by reference.

                                  SIGNATURE
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     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 17, 1994
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                                          /s/ Boone Pickens
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                                          Boone Pickens